===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                              -------------------

                                   FORM 11-K

(Mark One)
                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
   /x/          SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1994

                                      OR

              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
  / /          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the transition period from       to

                         Commission file number 1-8940

                           --------------------------

                            Kraft Foods Thrift Plan
                 Three Lakes Drive, Northfield, Illinois 60093

                           (Full title of the plan)




                         PHILIP MORRIS COMPANIES INC.
                                120 Park Avenue
                           New York, New York 10017

          (Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)


===============================================================================

                            KRAFT FOODS THRIFT PLAN
                           ANNUAL REPORT ON FORM 11-K
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994


                               TABLE OF CONTENTS


                                                           PAGE(S)
                                                           -------

REPORT OF INDEPENDENT ACCOUNTANTS.......................        3

FINANCIAL STATEMENTS:
  Statements of Financial Condition as of December 31,
   1994 and 1993........................................      4-5
  Statements of  Income and Changes in Plan Equity for
   the years ended December 31, 1994, 1993 and 1992.....      6-8
  Notes to Financial Statements.........................     9-21

SIGNATURES..............................................       22

SCHEDULES:
  Schedule I - Investments as of December 31, 1994......    S-1-9

  Other schedules are omitted because the information required is contained in the financial statements.

EXHIBITS:
   23. Consent of Independent Accountants.

                      REPORT OF INDEPENDENT ACCOUNTANTS


To:  The Corporate Employee Plans Investment
     Committee of Philip Morris Companies Inc., the Corporate Employee Benefit Committee of
     Philip Morris Companies Inc., the Management
     Committee for Employee Benefits of Kraft
     Foods, Inc., the Administrative Committee and all Participants as a group (but not individually) of the Kraft Foods Thrift Plan:


     We have audited the accompanying statements of financial condition of the Kraft Foods Thrift Plan (the "Plan") as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1994 and the schedule of investments as of December 31, 1994. These financial statements and the financial statement schedule are the responsibility of the fiduciaries of the Plan appointed by Philip Morris Companies Inc. or Kraft Foods, Inc. (or their delegates). Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1994 and 1993, and the income and changes in plan equity for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.



                                                        COOPERS & LYBRAND L.L.P.
Chicago, Illinois
April 14, 1995

                            KRAFT FOODS THRIFT PLAN
                        STATEMENT OF FINANCIAL CONDITION
                            AS OF DECEMBER 31, 1994
                           (IN THOUSANDS OF DOLLARS)

                                  ----------

                                                                  FREIHOFER
                                                                  EQUITABLE
                                  EQUITY   INTEREST  GOVERNMENT    CAPITAL                    PARTICIPANTS'
                                  INDEX     INCOME   SECURITIES  MANAGEMENT   PHILIP MORRIS        LOAN
                                   FUND      FUND       FUND        FUND        STOCK FUND       ACCOUNT        TOTAL
                                 --------  --------  ----------  -----------  --------------  --------------  ----------
ASSETS:
 Allocated share of
   Trust net assets              $210,477  $770,911     $12,910     $12,738        $729,798      $36,587      $1,773,421
 Employer contributions
   receivable                         585       752          63                       1,663                        3,063
 Employee contributions
   receivable                          53        79                                      34                          166
 Interfund receivables
   (payables)                       9,274     6,066       2,557     (12,738)         (5,159)                           -
 Participants' loan
   repayments receivables
   (payables)                           4        17                                      18          (39)              -
                                 --------  --------     -------     -------        --------      -------      ----------

     Total assets                 220,393   777,825      15,530                     726,354       36,548       1,776,650
                                 --------  --------     -------     -------        --------      -------      ----------

LIABILITIES:
 Distributions and
   withdrawals payable              1,189     6,926         140                       5,633           54          13,942
 Undistributed
   participants' loans                137       407          14                         330         (888)              -
 General and administrative
   expenses payable                    17        57           1                          59                          134
                                 --------  --------     -------     -------        --------      -------      ----------

     Total liabilities              1,343     7,390         155                       6,022         (834)         14,076
                                 --------  --------     -------     -------        --------      -------      ----------

     Plan equity                 $219,050  $770,435     $15,375     $     -        $720,332      $37,382      $1,762,574
                                 ========  ========     =======     =======        ========      =======      ==========

  The accompanying notes are an integral part of these financial statements.

                            KRAFT FOODS THRIFT PLAN
                        STATEMENT OF FINANCIAL CONDITION
                            AS OF DECEMBER 31, 1993
                           (IN THOUSANDS OF DOLLARS)

                                  ----------

                                         EQUITY   INTEREST  GOVERNMENT                   PARTICIPANTS'
                                         INDEX     INCOME   SECURITIES   PHILIP MORRIS        LOAN
                                          FUND      FUND       FUND        STOCK FUND       ACCOUNT        TOTAL
                                        --------  --------  -----------  --------------  --------------  ----------
ASSETS:
 Allocated share of
   Trust net assets                     $178,383  $662,425     $11,409        $652,587         $36,363   $1,541,167
 Employer contributions
   receivable                                380                    36           1,612                        2,028
 Interfund receivables
   (payables)                              3,706       824        (409)         (4,121)                           -
 Participants' loan
   repayments receivables
   (payables)                                 57        88                         (84)            (61)           -
                                        --------  --------     -------        --------         -------   ----------

     Total assets                        182,526   663,337      11,036         649,994          36,302    1,543,195
                                        --------  --------     -------        --------         -------   ----------

LIABILITIES:
 Distributions and
   withdrawals payable                     1,232     5,307          78           3,608                       10,225
 Undistributed
   participants' loans                       118       444           9             377            (948)           -
                                        --------  --------     -------        --------         -------   ----------

     Total liabilities                     1,350     5,751          87           3,985            (948)      10,225
                                        --------  --------     -------        --------         -------   ----------

     Plan equity                        $181,176  $657,586     $10,949        $646,009         $37,250   $1,532,970
                                        ========  ========     =======        ========         =======   ==========

  The accompanying notes are an integral part of these financial statements.

                            KRAFT FOODS THRIFT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1994
                           (IN THOUSANDS OF DOLLARS)

                                    --------

                                                                  FREIHOFER
                                                                  EQUITABLE
                                EQUITY    INTEREST   GOVERNMENT    CAPITAL                    PARTICIPANTS'
                                 INDEX     INCOME    SECURITIES   MANAGEMENT  PHILIP MORRIS        LOAN
                                 FUND       FUND        FUND         FUND       STOCK FUND       ACCOUNT         TOTAL
                               ---------  ---------  -----------  ----------  --------------  --------------  -----------
ADDITIONS:
 Employer contributions        $  5,807   $ 12,080      $   613                   $ 20,134                    $   38,634
 Employee contributions          20,249     33,870        1,971                     41,845                        97,935
 Allocated share of Trust
   investment activities:
    Interest income                  15     46,123          532                        216         $ 2,306        49,192
    Dividend income                                                                 35,624                        35,624
    Net appreciation
     (depreciation) in
     fair value of
     investments                  3,490                    (124)                    20,682                        24,048
                               --------   --------      -------                   --------         -------    ----------
                                  3,505     46,123          408                     56,522           2,306       108,864
                               --------   --------      -------                   --------         -------    ----------

    Total additions              29,561     92,073        2,992                    118,501           2,306       245,433
                               --------   --------      -------                   --------         -------    ----------

DEDUCTIONS:
 Distributions and
   withdrawals                  (14,735)   (64,190)        (982)                   (44,779)         (2,636)     (127,322)
 General and administrative
   expenses                        (199)      (721)         (18)                      (525)                       (1,463)
                               --------   --------      -------                   --------         -------    ----------

    Total deductions            (14,934)   (64,911)      (1,000)                   (45,304)         (2,636)     (128,785)
                               --------   --------      -------                   --------         -------    ----------

Net transfers among funds        17,811     27,504        2,143     ($12,738)      (34,720)                            -
Transfers from predecessor
 trusts                           5,346     58,431          246       12,738        34,951           1,244       112,956
Participants' loans              (2,598)    (7,251)        (140)                    (6,751)         16,740             -
Participants' loan repayments     2,688      7,003          185                      7,646         (17,522)            -
                               --------   --------      -------      -------      --------         -------    ----------

    Net additions                37,874    112,849        4,426            -        74,323             132       229,604

PLAN EQUITY:
 Beginning of year              181,176    657,586       10,949                    646,009          37,250     1,532,970
                               --------   --------      -------      -------      --------         -------    ----------
 End of year                   $219,050   $770,435      $15,375      $     -      $720,332         $37,382    $1,762,574
                               ========   ========      =======      =======      ========         =======    ==========

  The accompanying notes are an integral part of these financial statements.

                            KRAFT FOODS THRIFT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1993
                           (IN THOUSANDS OF DOLLARS)

                                  ----------

                                  EQUITY    INTEREST   GOVERNMENT                   PARTICIPANTS'
                                   INDEX     INCOME    SECURITIES   PHILIP MORRIS        LOAN
                                   FUND       FUND        FUND        STOCK FUND       ACCOUNT         TOTAL
                                 ---------  ---------  -----------  --------------  --------------  -----------
ADDITIONS:
 Employer contributions          $  3,462   $  7,787      $   308        $ 22,513                    $   34,070
 Employee contributions            13,301     29,249        1,055          48,344                        91,949
 Allocated share of Trust
   investment activities:
     Interest income                   11     44,809          408             153         $ 2,566        47,947
     Dividend income                                                       28,356                        28,356
     Net (depreciation)
       appreciation in
       fair value of
       investments                 14,093                       1        (229,384)                     (215,290)
                                 --------   --------      -------        --------         -------    ----------
                                   14,104     44,809          409        (200,875)          2,566      (138,987)
                                 --------   --------      -------        --------         -------    ----------

     Total (deductions)
       additions                   30,867     81,845        1,772        (130,018)          2,566       (12,968)
                                 --------   --------      -------        --------         -------    ----------

DEDUCTIONS:
 Distributions and
   withdrawals                     (8,453)   (50,263)        (425)        (32,182)         (2,334)      (93,657)
 General and administrative
   expenses                           (22)      (139)          (9)                                         (170)
                                 --------   --------      -------        --------         -------    ----------

     Total deductions              (8,475)   (50,402)        (434)        (32,182)         (2,334)      (93,827)
                                 --------   --------      -------        --------         -------    ----------

Net transfers among funds          20,035     27,102          360         (47,497)                            -
Transfers from predecessor
 trusts                            14,678     46,955          186          31,479           1,369        94,667
Participants' loans                (1,869)    (6,545)        (126)         (6,128)         14,668             -
Participants' loan repayments       1,989      6,340          118           7,815         (16,262)            -
                                 --------   --------      -------        --------         -------    ----------

     Net (deductions)
       additions                   57,225    105,295        1,876        (176,531)              7       (12,128)

PLAN EQUITY:
 Beginning of year                123,951    552,291        9,073         822,540          37,243     1,545,098
                                 --------   --------      -------        --------         -------    ----------
 End of year                     $181,176   $657,586      $10,949        $646,009         $37,250    $1,532,970
                                 ========   ========      =======        ========         =======    ==========

  The accompanying notes are an integral part of these financial statements.

                            KRAFT FOODS THRIFT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1992
                           (IN THOUSANDS OF DOLLARS)

                                  ----------

                                  EQUITY    INTEREST   GOVERNMENT                   PARTICIPANTS'
                                   INDEX     INCOME    SECURITIES   PHILIP MORRIS        LOAN
                                   FUND       FUND        FUND        STOCK FUND       ACCOUNT         TOTAL
                                 ---------  ---------  -----------  --------------  --------------  -----------
ADDITIONS:
 Employer contributions          $  2,725   $  6,747       $   56        $ 24,952                   $   34,480
 Employee contributions            10,970     30,286          409          49,078                       90,743
 Allocated share of Trust
   investment activities:
     Interest income                    5     46,298          384             311         $ 2,683       49,681
     Dividend income                                                       24,408                       24,408
     Net (depreciation)
       appreciation in
       fair value of
       investments                  8,907                      (3)        (30,584)                     (21,680)
                                 --------   --------       ------        --------         -------   ----------
                                    8,912     46,298          381          (5,865)          2,683       52,409
                                 --------   --------       ------        --------         -------   ----------

     Total additions               22,607     83,331          846          68,165           2,683      177,632
                                 --------   --------       ------        --------         -------   ----------

DEDUCTIONS:
 Distributions and
   withdrawals                     (7,462)   (46,568)        (652)        (60,626)         (2,311)    (117,619)
 General and administrative
   expenses                           (24)      (196)          (9)                                        (229)
                                 --------   --------       ------        --------         -------   ----------

     Total deductions              (7,486)   (46,764)        (661)        (60,626)         (2,311)    (117,848)
                                 --------   --------       ------        --------         -------   ----------

Net transfers among funds             277    (22,081)       3,056          18,748                            -
Transfers from predecessor
 trusts                                 4         19            1              38                           62
Participants' loans                (2,082)    (8,484)         (91)         (9,527)         20,184            -
Participants' loan repayments       1,313      5,191           33           6,671         (13,208)           -
                                 --------   --------       ------        --------         -------   ----------

     Net additions                 14,633     11,212        3,184          23,469           7,348       59,846

PLAN EQUITY:
 Beginning of year                109,318    541,079        5,889         799,071          29,895    1,485,252
                                 --------   --------       ------        --------         -------   ----------
 End of year                     $123,951   $552,291       $9,073        $822,540         $37,243   $1,545,098
                                 ========   ========       ======        ========         =======   ==========

  The accompanying notes are an integral part of these financial statements.

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS

1. GENERAL DESCRIPTION OF THE PLAN:

   The Kraft Foods Thrift Plan (formerly known as the Kraft General Foods Thrift Plan and hereinafter referred to as the "Plan") is a defined contribution plan designed to encourage employees to save for retirement by providing eligible employees with an opportunity to invest a portion of their compensation and to share in the profits of Kraft Foods, Inc. (formerly known as Kraft General Foods, Inc. and hereinafter referred to as "Kraft Foods") by making such contribution. Kraft Foods is a subsidiary of Philip Morris Companies Inc. (the "Company"). The Plan is the successor plan to the Kraft, Inc. Thrift Plan and, with respect to employees who are not represented by a collective bargaining unit, the General Foods Corporation Employee Thrift-Investment Plan for Salaried Employees (the "GF Salaried Plan") and the General Foods Employee Thrift-Investment Plan (the "GF Hourly Plan" and collectively with the GF Salaried Plan, the "GF Plans"), and, effective April 1, 1993, the Lenders Bagel Bakery, Inc. Profit-Sharing Plan (the "Lenders Plan"), and, effective as of December 31, 1993, the Salary Reduction and Voluntary Investment Plan for Salaried Employees of Oscar Mayer Foods Corporation (the "Oscar Mayer Salaried Plan") and, effective as of December 31, 1994, the Entenmann's Inc. Employee Savings Plan (the "Entenmann's Plan") and the Savings and Profit Sharing Plan of Charles Freihofer Baking Company, Inc. (the "Freihofer Plan") (see Note 10). This Annual Report of the Plan on Form 11-K includes information concerning the financial condition of the former Entenmann's Plan and Freihofer Plan as of December 31, 1994, and the Oscar Mayer Salaried Plan as of December 31, 1993, and the income and changes in plan equity for the Entenmann's Plan and the Freihofer Plan for the year ended December 31, 1994, and Oscar Mayer Salaried Plan for the year ended December 31, 1993. Financial information concerning the Entenmann's Plan and the Oscar Mayer Salaried Plan for the prior years is set forth in separate Annual Reports on Form 11-K for each plan.

   Salaried and certain hourly employees of Kraft Foods and certain of its domestic subsidiaries (the "Kraft Foods Companies") who are not represented by a collective bargaining unit, are eligible to participate in the Plan, provided they meet eligibility requirements. After completing one year of service, eligible employees generally may make tax-deferred and after-tax contributions. Matching contributions by Kraft Foods (the "Kraft Foods Matching Contributions") are contributed to the Plan in accordance with the formula described in Note 3. The provisions of the Plan are detailed in the official Plan document which legally governs the operation of the Plan.

   The administration of the Plan has generally been delegated to the Management Committee for Employee Benefits of Kraft Foods (the "Committee") comprised of employees of Kraft Foods. The Committee has appointed the Administrative Committee, comprised of members of the Committee, to handle certain Plan administration matters. The Corporate Employee Plans Investment Committee of Philip Morris Companies Inc. (the "Investment Committee") (the Committee, the Administrative Committee and the Investment Committee, collectively are hereinafter referred to as the "Fiduciaries") is responsible for the selection of the

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   investment options in which participants invest their assets in the Plan and monitors the performance of these investment options.

   Assets of the Plan are co-invested with the assets of the Kraft Foods, Inc. Frozen Defined Contribution Plan, the Oscar Mayer Foods Corporation Long Term Savings Plan for Union Employees, the Oscar Mayer Foods Corporation Long Term Savings Plan for Hourly Employees, and effective January 1, 1993, with the assets of the GF Hourly Plan, in a commingled investment fund known as the Kraft Foods Master Defined Contribution Trust (hereinafter referred to as the "Trust") (see Note 7).

   Prior to April 1, 1993, the assets of the Lenders Plan were co-invested with the assets of the Plan in the Trust. Effective April 1, 1993, the assets of the Lenders Plan were transferred to the Plan. Prior to December 31, 1993, the assets of the Oscar Mayer Salaried Plan were co-invested with the assets of the Plan in the Trust. Effective December 31, 1992, the assets of the Freihofer Plan were co-invested with the assets of the Plan in the Trust. Effective December 31, 1993, the assets of the Oscar Mayer Salaried Plan were transferred to the Plan. Effective December 31, 1994, the assets of the Entenmann's Plan and the assets of the Freihofer Plan were transferred to the Plan (see Note 10).

   Participants have the option of investing their Plan Accounts (see Note 4) in 5% increments in the four funds listed below. Participants in the Freihofer's Plan did not have the option of investing his or her Plan Accounts in the Philip Morris Stock Fund, however, such participants did have the additional option of investing in the Freihofer Equitable Capital Fund.

     EQUITY INDEX FUND (formerly the EQUITY FUND) - This fund is invested primarily in an index fund of stocks on a weighted average basis in approximately the same proportion as the Standard & Poor's Composite Index of 500 Stocks ("S&P 500").

     INTEREST INCOME FUND - This fund consists primarily of investment contracts entered into by Bankers Trust Company (the "Trustee") with financial institutions, each of which agrees to repay in full the amounts invested with the institution, plus interest. The assets of the Interest Income Fund are also invested in pools of mortgage-backed and asset-backed securities, corporate bonds, and obligations of the United States government and its agencies. As an integral part of the purchase of each pool of these investments for the Interest Income Fund, a financial institution agrees to protect the pool to the extent its market value fluctuates, but not in the event of a default of any security in the pool.

     GOVERNMENT SECURITIES FUND - This fund was opened to new investments on July 1, 1992 and includes primarily direct obligations of the U.S. Government or its agencies, obligations guaranteed by the U.S. Government or its agencies, and fully insured bank deposits.

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

     PHILIP MORRIS STOCK FUND - This fund is invested in the common stock, $1 par value, of the Company (the "Common Stock") and short-term temporary investments.

   None of the foregoing funds guarantees a return to the participant. Participants can change their investment elections effective the first day of the calendar quarter, except that amounts transferred from the Interest Income Fund may not be directly invested in the Government Securities Fund.

   Each participant may vote all the shares of Common Stock held in his or her Accounts and invested in the Philip Morris Stock Fund. The Trustee will vote full and fractional shares of the Common Stock in accordance with each individual participant's instruction. The Trustee votes those shares of Common Stock for which no or inadequate voting instructions have been received in the same proportions as the shares for which instructions have been received.

   At December 31, 1994 and 1993, there were 37,638 and 35,424 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

                                           DECEMBER 31,
                                          --------------
                                           1994    1993
                                          ------  ------
      Equity Index Fund                   18,004  15,269
      Interest Income Fund                30,470  25,907
      Government Securities Fund           3,766   2,528
      Freihofer Equitable Capital Fund       590       -
      Philip Morris Stock Fund            28,684  26,872

   Each participant is at all times fully vested in the balance of his or her After-Tax Contributions, Tax-Deferred Contributions, QVET and Rollover Accounts (see Note 4). A participant shall be fully vested in the balance in his or her Company Match Account upon attainment of age 65, retirement, permanent and total disability, or death. A participant who is employed by Kraft Foods or any affiliate shall be fully vested in his or her Company Match Account based on the number of years of vesting service determined in accordance with the following schedule:

                                        VESTED
                   YEARS OF SERVICE   PERCENTAGE
                   ----------------   ----------
                   Less than 2              0 %
                   2 but less than 3       25 %
                   3 but less than 4       50 %
                   4 but less than 5       75 %
                   5 or more              100 %

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   Participants who were participants in the GF Plans and hired prior to January 1, 1991 become 100% vested in amounts contributed to their Company Match Account upon attaining age 55 if still employed by the Kraft Foods or any affiliate.

   FORFEITURES:

      Kraft Foods Matching Contributions forfeited by terminated participants are used to reduce future Kraft Foods Matching Contributions to the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   VALUATION OF TRUST INVESTMENTS:

      Investments in common trust funds of the General Employee Benefit Common Trust of Bankers Trust Company ("GEBT") are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective GEBT common trust funds.

      Investment contracts and pools of mortgage-backed and asset-backed securities and other investments held in the Interest Income Fund are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest.

      Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. Securities that are not listed on an exchange are generally traded in active markets and valued by the Trustee from quoted market prices.

      Short-term temporary investments are generally carried at cost, which approximates fair value.

   INVESTMENT TRANSACTIONS AND INVESTMENT INCOME OF THE TRUST:

      Investment transactions are accounted for on the dates purchases or sales are executed. Realized gains and losses are computed on the basis of average cost of investments sold. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

      In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end (see Note 8).

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

3. CONTRIBUTIONS:

   No contribution is required from any eligible employee under the Plan. Eligible employees may make contributions on a tax-deferred basis, an after-tax basis, or in a combination of the two. Basic Contributions are those made on an after-tax basis and that are not in excess of 6% of each compensation payment to the participant. Tax-Deferred Basic Contributions are those made on a tax-deferred basis and that are not in excess of 6% of each compensation payment to the participant. Basic Contributions and Tax-Deferred Basic Contributions may not, in the aggregate, exceed 6% of each compensation payment. Contributions in excess of 6% of each compensation payment to the participant and up to 16% of each compensation payment are referred to as Supplemental Contributions if made on an after-tax basis and Tax-Deferred Supplemental Contributions if made on a tax-deferred basis. The percentage of compensation available for both tax-deferred and after-tax contributions varies from year-to-year in order that the aggregate contributions actually made by participants do not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the "Code"). The Code also imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year. For 1994, each participant's tax-deferred contributions was limited to $9,240; for 1995, each participant's tax-deferred contributions will again be limited to $9,240.

   Each year, Kraft Foods Matching Contributions are based on the amount of each participant's Basic Contributions and Tax-Deferred Basic Contributions to the Plan. For the year ending December 31, 1993, employees who were participants in the Oscar Mayer Salaried Plan were not eligible for the Kraft Foods Matching Contributions and could elect to contribute from 2% to 15% of each compensation payment on a tax-deferred basis and from 2% to 10% of each compensation payment on an after-tax basis and the combined percentage of tax-deferred and after-tax contributions could not exceed 15% of the participant's annual compensation. Currently, the Kraft Foods Matching Contributions percentage for the following Plan year is announced before the end of the preceding year. Kraft Foods Matching Contributions were 57% of participants' Basic Contributions and Tax-Deferred Basic Contributions for 1994, 55% for 1993 and 60% for 1992. However, due to limitations under the Code, certain amounts for highly paid individuals are not contributed to the Trust but are instead recorded as liabilities of the applicable Kraft Foods Company.

   Participants' contributions are recorded in the period in which they are withheld by the Kraft Foods Companies. Kraft Foods Matching Contributions for the year are accrued by the Plan based upon the amount to be funded each year in accordance with the Plan's formula noted above.

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

   Kraft Foods Matching Contributions are discretionary. While Kraft Foods has not expressed any intent to discontinue making Kraft Foods Matching Contributions, it is free to do so at any time. Kraft Foods Matching Contributions and participant contributions are subject to specified limitations as described in the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

   The Plan provides, in the event of a Change of Control (as defined in the Plan) of the Company, for Kraft Foods Matching Contributions for the year in which the Change of Control occurs and for two years thereafter (the "Control Period") equal to the greater of (a) the average of Kraft Foods Matching Contributions as a percentage of Basic Contributions and Tax-Deferred Basic Contributions that were contributed to the Plan for the two years prior to the year in which the Change of Control occurs, or (b) 75% of each participant's Basic Contributions and Tax-Deferred Basic Contributions for each year during the Control Period.

4. VALUATION OF PARTICIPANT ACCOUNTS:

   The Committee maintains Accounts for each participant to reflect the source and the participant's share of the funds invested in the Trust:

     Account                              Source
     -------                              ------
     Company Match Account                Kraft Foods Matching Contributions

     Tax-Deferred Contributions Account   Tax-Deferred Basic and Supplemental
                                          Contributions

     After-Tax Contributions Account      Basic and Supplemental Contributions

     Rollover Account                     Amounts transferred (directly or
                                          indirectly) from another plan
                                          qualified under Section 401(a) of the
                                          Code

     QVET Account                         Qualified voluntary employee
                                          contributions made prior to January 1,
                                          1987

     Loan Account                         Outstanding loans obtained from the
                                          Plan

   At the end of each month, the Trustee determines the current fair value of each fund in the Trust. The fair value of each participant's share in the Trust is determined with respect to their Company Match Account, Tax-Deferred Contributions Account, After-Tax Contributions Account, Rollover Account and QVET Account on the basis of their proportionate share in each fund.

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

5. WITHDRAWALS AND DISTRIBUTIONS:

   Participants may make withdrawals against their Company Match, Tax-Deferred Contributions, After-Tax Contributions and Rollover Accounts under limited circumstances in accordance with the provisions outlined in the Plan.

   Upon termination of employment, including retirement, a participant has several options available, as described in the Plan, with respect to the distribution of his or her Accounts. Normally, distributions are made one month after such termination.

   In the event the Plan is terminated, distributions will be made in accordance with the current value of participants' Accounts under the direction of the Committee and in accordance with the Code.

6. PARTICIPANTS' LOANS:

   The loan program permits participants to borrow from their Tax-Deferred Contributions, After-Tax Contributions and Rollover Accounts in accordance with the provisions outlined in the Plan.

   A participant's Loan Account equals the principal amount of his or her loans outstanding. The principal amount of loan repayments reduce the Loan Account and are added back to the participant's Accounts originally used as the source of the loan. The repaid amount (including interest) is reinvested in the funds according to the participant's current investment authorization.

   Participants' loans are carried at the original principal amount less principal repayments. Participants' loan repayments receivable represent amounts withheld by the Kraft Foods Companies from participants' compensation and not yet remitted to the Plan. Amounts to be disbursed under employee loan agreements are recorded as undistributed participants' loans as of the loan agreement date.

7. INVESTMENTS HELD BY THE TRUST:

   The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each individual participant's share of the Trust. The Plan's approximate allocated share of the Trust and its approximate allocated share of the net assets of each fund in the Trust at December 31, 1994 and 1993, were:

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)


                                               1994    1993
                                              ------  ------
          Trust                                 93%     89%
          Equity Index Fund                     98%     98%
          Interest Income Fund                  94%     89%
          Government Securities Fund            99%    100%
          Freihofer Equitable Capital
            Management Fund                    100%      -
          Philip Morris Stock Fund              89%     89%
          Participants' Loan Account           100%     99%

   The Plan's approximate allocated share of the Trust's investment activities for the years ended December 31, 1994, 1993 and 1992, was 89%, 85% and 87%, respectively.

   Effective January 1, 1994, most payments to third parties for expenses in connection with the administration of the Plan are borne by the Trust. Prior to January 1, 1994, all expenses incurred in administering the Plan were borne by Kraft Foods, with the exception of brokerage commissions, investment management fees and transfer taxes, which were paid by the Trust. In addition, Oscar Mayer Foods Corporation ("Oscar Mayer") paid the investment management fees incurred in administering the Oscar Mayer Salaried Plan. Expenses paid by Kraft Foods and Oscar Mayer are not reflected in the financial statements of the Plan.

   The following expenses are paid from the Plan's assets: investment management fees, brokerage commissions, trustee's fees, audit fees, recordkeeping fees and legal fees. For 1994 and 1993, the approximate amount of such expenses, expressed as a percentage of the average net assets of each fund under the Plan, are as follows:

                                                       1994       1993
                                                      ------     ------
     Equity Index Fund                                 0.10%      0.01%
     Interest Income Fund                              0.10%      0.02%
     Government Securities Fund                        0.14%      0.09%
     Philip Morris Stock Fund                          0.08%         -

   Investments that represented five percent or more of total Trust assets as of December 31, 1994 and 1993 were:

                                                       1994       1993
                                                      ------     ------
     Philip Morris Stock Fund
       Common Stock                                  $794,210   $724,969
     GEBT Equity Index Fund                          $213,759   $180,299
     Interest Income Fund
       Prudential                                    $101,387    $92,181
       Mass Mutual                                          -    $98,459

   The GEBT Equity Index Fund currently includes Common Stock.

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

   At December 31, 1994 and 1993, the financial position of the Trust was:

                                              1994        1993
                                           ----------  ----------
Assets:
 Investments at fair value:
   Equity Index Fund:
     GEBT Equity Index Fund
       (cost $209,846 and $120,304)        $  213,759  $  180,299
     Short-term temporary investments
       (cost approximates fair value)             346       1,038
   Interest Income Fund:
     Investment contracts
       (cost approximates fair value)         748,032     699,018
     Short-term temporary investments
       (cost approximates fair value)          70,518      44,426
   Government Securities Fund:
     Government securities
       (cost $10,986 and $7,512)               10,877       7,513
     Short-term temporary investments
       (cost approximates fair value)           1,920       3,859
   Government Securities Fund (GF):
     Government securities (GF)
       (cost $891)                                  -         886
     Short-term temporary investments
       (cost approximates fair value)             996         384
   Freihofer Equitable Capital
     Management Fund:
     Equitable Capital Management
       Corporation Combined Equity
       Account (cost $6,063 and $5,433)        12,698      13,175
     Short-term temporary investments
       (cost approximates fair value)                          38
   Philip Morris Stock Fund:
     Common stock
       (cost $546,407 and $504,354)           794,210     724,969
     Short-term temporary investments
       (cost approximates fair value)           6,771       6,360
   Participants' Loan Account:
     Loans to participants                     36,592      36,401
                                           ----------  ----------
       Total investments                    1,896,719   1,718,366
 Receivables:
   Employer contributions receivable              733           -
   Employee contributions receivable              409           -
   Interest income                                637         204
   Dividend income                             11,412       8,486
                                           ----------  ----------
       Total assets                         1,909,910   1,727,056
Liabilities:
 Distributions and
   other payables                                 388           -
                                           ----------  ----------
       Net assets                          $1,909,522  $1,727,056
                                           ==========  ==========

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

   The changes in the Trust net assets for the years ended December 31, 1994, 1993 and 1992, were:

                                              1994         1993         1992
                                           ----------   ----------   ----------
      Additions:
        Employer contributions             $   45,559   $   37,538   $   38,284
        Employee contributions                112,998      114,541       98,943

      Transfers from predecessor trusts        54,833      140,700      144,365

      Investment activities:
        Interest                               53,007       54,578       51,664
        Dividends                              40,029       33,575       25,362
        Interest on participant loans           2,304        2,639        2,456
                                           ----------   ----------   ----------
                                               95,340       90,792       79,482
      Net appreciation (depreciation)
        in fair value of investments           26,296     (255,146)     (19,024)
                                           ----------   ----------   ----------
          Net investment activities           121,636     (146,354)      60,458

      Deductions:
        Distributions and withdrawals        (150,932)    (120,175)    (122,442)
        General and administrative
          expenses                             (1,628)        (234)        (244)
                                           ----------   ----------   ----------

      Increase in Trust net assets            182,466        8,016      219,364
      Net assets:
        Beginning of year                   1,727,056    1,719,040    1,499,676
                                           ----------   ----------   ----------
        End of year                        $1,909,522   $1,727,056   $1,719,040
                                           ==========   ==========   ==========


  The transfers from the predecessor trusts for the year ended December 31, 1994, includes the transfers of assets to the Trust of the assets of the former Entenmann's Plan in the amount of $52,343.

  The transfers from predecessor trusts for the year ended December 31, 1993, includes the transfer of assets to the Trust of the assets of the GF Hourly Plan in the amount of $137,904.

  The transfers from predecessor trusts for the year ended December 31, 1992, includes the transfer of assets to the Trust of the assets of the Oscar Mayer Salaried Plan and the assets of the Freihofer Plan in the amounts of $94,212 and $49,060, respectively.

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

8. NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF TRUST INVESTMENTS:

   The realized gains and losses on disposals and changes in unrealized appreciation and depreciation of investments in the Trust for the years ended December 31, 1994, 1993 and 1992 were:

                                                                                  FREIHOFER
                                                                                  EQUITABLE
                              EQUITY    GOVERNMENT   GOVERNMENT                    CAPITAL
                               INDEX    SECURITIES   SECURITIES   PHILIP MORRIS   MANAGEMENT
                               FUND        FUND       FUND (GF)     STOCK FUND       FUND        TOTAL
                             ---------  -----------  -----------  --------------  ----------  -----------
1994
- ----
Realized gains:
  Proceeds                   $194,914      $ 3,955       $1,860        $ 44,214      $1,455     $246,398
  Cost                        135,224        3,969        1,867          31,833         659      173,552
                             --------      -------       ------        --------      ------     --------
   Net realized gains
     (losses)                  59,690          (14)          (7)         12,381         796       72,846
                             --------      -------       ------        --------      ------     --------

Unrealized (depreciation)
  appreciation:
  Beginning of year            59,995            1           (5)        220,615       7,743      288,349
  End of year                   3,838         (109)           -         231,434       6,636      241,799
                             --------      -------       ------        --------      ------     --------
   (Decrease) increase        (56,157)        (110)           5          10,819      (1,107)     (46,550)
                             --------      -------       ------        --------      ------     --------

Net appreciation
  (depreciation) in fair
  value of investments       $  3,533     ($   124)     ($    2)       $ 23,200     ($  311)    $ 26,296
                             ========      =======       ======        ========      ======     ========

1993
- ----
Realized gains:
  Proceeds                   $  7,181      $55,646       $2,341        $ 35,029      $1,587     $101,784
  Cost                          4,761       55,578        2,330          23,702         837       87,208
                             --------      -------       ------        --------      ------     --------
   Net realized gains           2,420           68           11          11,327         750       14,576
                             --------      -------       ------        --------      ------     --------

Unrealized appreciation
  (depreciation):
  Beginning of year            45,286           68                      421,453       6,410      473,217
  Transfer from GF Plans        1,557                         7          83,290                   84,854
  End of year                  59,995            1           (5)        220,615       7,743      288,349
                             --------      -------       ------        --------      ------     --------
   (Decrease) increase         13,152          (67)         (12)       (284,128)      1,333     (269,722)
                             --------      -------       ------        --------      ------     --------

Net (depreciation)
  appreciation in fair
  value of investments       $ 15,572      $     1      ($    1)      ($272,801)     $2,083    ($255,146)
                             ========      =======       ======        ========      ======     ========

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)


                                                                              FREIHOFER
                                                                              EQUITABLE
                            EQUITY   GOVERNMENT   GOVERNMENT                   CAPITAL
                             INDEX   SECURITIES   SECURITIES   PHILIP MORRIS  MANAGEMENT
                             FUND       FUND       FUND (GF)    STOCK FUND       FUND          TOTAL
                            ------   ----------   ----------   -------------  -----------  -------------
1992
- ----
Realized gains:
  Proceeds                  $10,720     $11,619                    $ 46,401      $   55        $ 68,795
  Cost                        7,314      11,547                      21,757          53          40,671
                            -------     -------                    --------      ------        --------
   Net realized gains         3,406          72                      24,644           2          28,124
                            -------     -------                    --------      ------        --------

Unrealized appreciation:
  Beginning of year          38,754         143                     458,322                     497,219
  Transfer from GF Plans                                                246                         246
  Transfer from Oscar Mayer                                          17,722                      17,722
  Transfer from Freihofer                                                         5,178           5,178
  End of year                45,286          68                     421,453       6,410         473,217
                            -------     -------                    --------      ------        --------
   (Decrease) increase        6,532         (75)                    (54,837)      1,232         (47,148)
                            -------     -------                    --------      ------        --------

Net (depreciation)
  appreciation in fair
  value of investments      $ 9,938    ($     3)                  ($ 30,193)     $1,234       ($ 19,024)
                            =======     =======                    ========      ======        ========

9. TAX STATUS:

   The U.S. Treasury Department has determined that the Plan, as amended and in effect as of April 25, 1990, constitutes a qualified plan under Section 401(a) of the Code and the related Trust is, therefore, exempt from Federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been amended several times since that date and the Plan, as amended and in effect through July 1, 1994 has been submitted to the Internal Revenue Service for a determination that the Plan, as so amended, continues to constitute a qualified plan under Section 401(a) of the Code and the related Trust continues to be exempt from Federal income taxes under Section 501(a) of the Code. These amendments have been drafted to comply with the provisions of the Code applicable to qualified plans. The Fiduciaries believe that the Plan, as so amended, continues to comply with the applicable provisions of the Code and that the Plan continues to be administered in accordance with the applicable provisions of the Code.

   Participants will not be subject to income tax on Kraft Foods Matching Contributions, tax-deferred contributions made on their behalf by Kraft Foods or with respect to rollover contributions when made to the Trust, nor on earnings credited to their Accounts until withdrawn or distributed.

                            KRAFT FOODS THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (concluded)

10.  TRANSFERRED PLAN PARTICIPANTS AND NET ASSETS AND TERMINATED PLANS:

     Effective December 31, 1994, the account balances of all participants in the Entenmann's Plan and Freihofer Plan were transferred to the Plan. The Plan has reflected these transfers in its 1994 financial statements, as an addition to transfers from predecessor trusts, although the actual transfers of the related investments to the Plan were executed by the Trustee in 1995.

     Effective December 31, 1993, the account balances of all participants in the Oscar Mayer Salaried Plan were transferred to the Plan. The Plan has reflected this transfer in its 1993 financial statements, as an addition to transfers from predecessor trusts, although the actual transfer of the related investments to the Plan was executed by the Trustee in 1994.

     Effective April 1, 1993, the account balances of all participants in the Lenders Plan were transferred to the Plan.

                                   SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Committee for Employee Benefits of Kraft Foods, Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                                    KRAFT FOODS THRIFT PLAN
                                                         (Name of Plan)



                                          By         /s/ TERRY M. FAULK
                                             -----------------------------------
                                                    Terry M. Faulk, Chairman,
                                               Management Committee for Employee
                                                   Benefits of Kraft Foods, Inc.

Date:  April 26, 1995

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

       COLUMN A                                           COLUMN B        COLUMN C      COLUMN D
       ---------                                       ---------------  ------------  ------------
                                                         FACE AMOUNT        COST
                                                          OR NUMBER       BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE                      OF SHARES/UNITS  INVESTMENTS    FAIR VALUE
- ---------------------------------                      ---------------  ------------  ------------
PHILIP MORRIS STOCK FUND  --  42.23%

COMMON STOCK  --  41.87%

TOBACCO  --  41.87%

Philip Morris Companies Inc.                              13,812,339    $546,406,712  $794,209,493

SHORT-TERM INVESTMENTS  --  0.36%

GEBT Pyramid Directed
   Account Cash Fund                                       6,770,867       6,770,867     6,770,867
                                                                        ------------  ------------

     TOTAL PHILIP MORRIS STOCK FUND                                      553,177,579   800,980,360
                                                                        ------------  ------------

EQUITY INDEX FUND  --  11.29%

GEBT Equity Index Fund  --  11.27%                           212,951     209,846,013   213,758,888

SHORT-TERM INVESTMENTS  --  0.02%

GEBT Short-Term Investment Fund                              345,751         345,751       345,751
                                                                        ------------  ------------

     TOTAL EQUITY INDEX FUND                                             210,191,764   214,104,639
                                                                        ------------  ------------

INTEREST INCOME FUND  --  43.16%

INVESTMENT CONTRACTS  --  39.44%

PARTICIPATION CONTRACTS WITH INSTITUTIONS  --  27.97%

 New England Mutual Life
  #GA 4832    9.00%
  matures   5/15/95                                       16,809,447      16,809,447    16,809,447
 Connecticut Mutual Life Ins. Co.
  #70267      9.37%
  matures    7/3/95                                        1,314,385       1,314,385     1,314,385
 New York Life Ins. Co.
  #05939      9.35%
  matures   8/26/95                                        1,516,350       1,516,350     1,516,350
 Great West Life
  #K17020     9.50%
  matures   10/3/95                                        8,811,813       8,811,813     8,811,813
 Hartford Life Ins.
  #GA-5245    8.97%
  matures  10/31/95                                        7,824,347       7,824,347     7,824,347

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

       COLUMN A                                           COLUMN B        COLUMN C      COLUMN D
       ---------                                       ---------------  ------------  ------------
                                                         FACE AMOUNT        COST
                                                          OR NUMBER       BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE                      OF SHARES/UNITS  INVESTMENTS    FAIR VALUE
- ---------------------------------                      ---------------  ------------  ------------
Participation Contracts with Institutions (continued)

 Hartford Life Ins.
  #GA 5246      8.80%
  matures    10/31/95                                       4,861,183    $ 4,861,183   $ 4,861,183
 Provident Mutual Life Ins. Co.
  #8142-001     8.72%
  matures    12/31/95                                         956,172        956,172       956,172
 Confederation Life Ins.
  #62325        9.33%
  matures      1/2/96                                      21,109,885     21,109,885    21,109,885
 Prudential
  #K6160        9.40%
  matures      2/3/96                                      38,551,424     38,551,424    38,551,424
 Ohio National Life Co.
  #5265         8.47%
  matures      3/1/96                                         464,514        464,514       464,514
 Commonwealth Life Ins.
  #00326 FR     9.26%
  matures      4/1/96                                      10,689,998     10,689,998    10,689,998
 Canada Life Ins. Co.
  #45492        8.50%
  matures      6/1/96                                      21,248,847     21,248,847    21,248,847
 Mass Mutual
  PGIC #10404   6.23%
  matures     7/20/96                                      28,965,975     28,965,975    28,965,975
 Prudential
  GA 7269       6.60%
  matures     8/15/96                                      60,530,955     60,530,955    60,530,955
 Mass Mutual
  #K5897       10.10%
  matures      9/8/96                                      52,598,822     52,598,822    52,598,822
 New York Life
  #GA 20013     5.83%
  matures     9/30/96                                      28,352,735     28,352,735    28,352,735
 John Hancock
  GAC# 6436     8.03%
  matures    11/30/96                                      29,011,265     29,011,265    29,011,265
 New York Life Ins. Co.
  #06204        8.55%
  matures     12/1/96                                      19,519,943     19,519,943    19,519,943
 Connecticut General Ins.
  GA-7771       7.15%
  matures      1/1/97                                      32,273,747     32,273,747    32,273,747

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

       COLUMN A                                           COLUMN B        COLUMN C      COLUMN D
       ---------                                       ---------------  ------------  ------------
                                                         FACE AMOUNT        COST
                                                          OR NUMBER       BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE                      OF SHARES/UNITS  INVESTMENTS    FAIR VALUE
- ---------------------------------                      ---------------  ------------  ------------
Participation Contracts with Institutions (continued)

 Hartford Life Ins. Co.
  #9108         8.74%
  matures      5/1/97                                     27,383,064    $ 27,383,064  $ 27,383,064
 Prudential Insurance Co. of America
  GA-7270       5.86%
  matures     12/1/97                                      2,304,788       2,304,788     2,304,788
 Metropolitan Life Ins. Co.
  Acct# 102503  5.64%
  matures     12/1/97                                      1,188,552       1,188,552     1,188,552
 Provident Mutual
  #8159001      8.55%
  matures      3/1/98                                        852,148         852,148       852,148
 Mass Mutual
  GAC 10223     8.36%
  matures     4/30/98                                     10,157,780      10,157,780    10,157,780
 Connecticut General Life Ins.
  #25119        8.81%
  matures      8/1/98                                     21,756,966      21,756,966    21,756,966
 Aetna Life Ins. Co.
  MV 6008       4.73%
  matures    12/31/98                                      2,025,185       2,025,185     2,025,185
 Hartford Life Ins. Co.
  GA 10225      7.65%
  matures     1/31/99                                     20,068,000      20,068,000    20,068,000
 Allstate Life Insurance Company
  #5428         6.15%
  matures     4/30/99                                     36,615,741      36,615,741    36,615,741
 Allstate Life Ins. Co.
  GIC# 5581     7.23%
  matures     5/20/99                                      1,920,033       1,920,033     1,920,033
 Provident National Assurance
  #02705689     6.96%                                     20,803,272      20,803,272    20,803,272
                                                                        ------------  ------------


               TOTAL CONTRACTS                                           530,487,336   530,487,336
                                                                        ------------  ------------

FINANCIAL INSTITUTION POOLS  --  11.47%

 National Westminster Bank
  #SAM 0104A          5.80%
  GEBT Short-Term Investment Fund                                            794,953       794,953
  Confederation Life Ins.
  matures  11/30/95   8.61%                                               10,580,242    10,580,242

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

       COLUMN A                                           COLUMN B        COLUMN C      COLUMN D
       ---------                                       ---------------  ------------  ------------
                                                         FACE AMOUNT        COST
                                                          OR NUMBER       BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE                      OF SHARES/UNITS  INVESTMENTS    FAIR VALUE
- ---------------------------------                      ---------------  ------------  ------------
Financial Institution Pools (continued)

National Westminster Bank Contract (continued)
  Federal National Mortgage Association Remic
   matures  6/25/2005         6.25%                                     $ 2,261,992    $ 2,261,992
  Federal Home Loan Mtg. Corporation
   matures  8/15/2005         6.25%                                       1,126,785      1,126,785
  Federal National Mortgage Association
   matures  8/25/2005         6.00%                                         488,337        488,337
  Federal Home Loan Mtg. Corporation
   matures  8/15/2008         6.50%                                       3,180,690      3,180,690
  Federal National Mortgage Association Pool
   matures  5/1/2009          7.00%                                       2,719,009      2,719,009
  Federal National Mortgage Association Pool
   matures  5/1/2009          6.50%                                       2,715,172      2,715,172
  Federal Home Loan Mtg. Corporation Pool
   matures  6/1/2009          6.50%                                       2,703,228      2,703,228
  Federal Home Loan Mtg. Corporation Pool
   matures  7/1/2009          7.00%                                       2,829,931      2,829,931
  Federal Home Loan Mtg. Corporation Pool
   matures  4/15/2011         5.00%                                       2,294,622      2,294,622
  Federal National Mortgage Association
   matures  8/25/2012         5.60%                                       1,512,835      1,512,835
  Federal Home Loan Mtg. Corporation
   matures  8/25/2013         6.70%                                       4,072,555      4,072,555
  Federal National Mortgage Association
   matures  9/25/2015         6.00%                                       2,227,037      2,227,037
  Federal Home Loan Mtg. Corporation
   matures 12/15/2015         6.50%                                       2,769,257      2,769,257
  Federal National Mortgage Association
   matures  6/25/2016         5.70%                                       4,203,806      4,203,806
  Federal National Mortgage Association
   matures  7/25/2016         5.65%                                       2,247,603      2,247,603
  Federal Home Loan Mtg. Corporation
   matures  1/15/2018         6.00%                                       4,180,009      4,180,009
  Federal National Mortgage Association
   matures  6/15/2018         7.00%                                         300,624        300,624
  Federal National Mortgage Association
   matures  1/25/2020         7.00%                                       4,121,824      4,121,824
  Government National Mortgage Association
   matures  5/15/2024         7.00%                                       3,493,390      3,493,390
                                                                        -----------    -----------

 Total National Westminster Bank Contract                                60,823,901     60,823,901
                                                                        -----------    -----------

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

       COLUMN A                                           COLUMN B        COLUMN C      COLUMN D
       ---------                                       ---------------  ------------  ------------
                                                         FACE AMOUNT        COST
                                                          OR NUMBER       BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE                      OF SHARES/UNITS  INVESTMENTS    FAIR VALUE
- ---------------------------------                      ---------------  ------------  ------------
Financial Institution Pools (continued)

 Provident Life & Accident
  #630-05581            5.45%
  GEBT Short-Term Investment Fund                                       $   395,207    $   395,207
  U. S. Treasury Note
   matures  3/31/96     5.13%                                             4,459,169      4,459,169
  U. S. Treasury Note
   matures  6/30/96     6.00%                                             2,214,456      2,214,456
  U. S. Treasury Note
   matures 11/30/98     5.13%                                             3,620,847      3,620,847
  U. S. Treasury Note
   matures  8/15/2002   6.38%                                             2,206,531      2,206,531
  Federal Home Loan Mtg. Corporation
   matures  9/15/2002   4.85%                                             2,629,197      2,629,197
  Federal National Mortgage Association Remic
   matures  7/25/2003   5.40%                                             2,748,948      2,748,948
  U. S. Treasury Note
   matures  8/15/2003   5.75%                                               655,218        655,218
  Federal Home Loan Mtg. Corporation
   matures  9/15/2008   6.00%                                             1,669,489      1,669,489
  Federal Home Loan Mtg. Corporation
   matures  11/1/2008   6.00%                                             2,446,464      2,446,464
  Federal National Mortgage Association Pool
   matures  7/1/2009    6.00%                                             2,454,934      2,454,934
  Federal National Mortgage Association
   matures  9/25/2019   5.50%                                             2,507,835      2,507,835
  Federal National Mortgage Association
   matures  8/25/2023   3.00%                                             2,350,655      2,350,655
  Federal National Mortgage Association Pool
   matures  6/1/2024    6.50%                                             2,430,410      2,430,410
                                                                        -----------    -----------

 Total Provident Life & Accident Contract                                32,789,360     32,789,360
                                                                        -----------    -----------

 Commonwealth Life
  No. ADA 00044TR       6.20%
  GEBT Short-Term Investment Fund                                         6,140,932      6,140,932
  Standard Credit Card Master Trust
   matures  8/7/96      5.88%                                             2,785,615      2,785,615
  MBNA Master Credit Card Trust
   matures  8/15/99     6.20%                                             2,615,626      2,615,626
  U. S. Treasury Note
   matures  8/15/2003   5.75%                                             1,215,288      1,215,288
  Federal National Mortgage Association
   matures  9/9/2003    5.97%                                               503,428        503,428

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

       COLUMN A                                           COLUMN B        COLUMN C      COLUMN D
       ---------                                       ---------------  ------------  ------------
                                                         FACE AMOUNT        COST
                                                          OR NUMBER       BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE                      OF SHARES/UNITS  INVESTMENTS    FAIR VALUE
- ---------------------------------                      ---------------  ------------  ------------
Financial Institution Pools (continued)

Commonwealth Life (continued)
  Federal Home Loan Mtg. Corporation
   matures  2/15/2005    6.65%                                          $ 5,117,332    $ 5,117,332
  Federal National Mortgage Association
   matures  5/25/2005    6.70%                                            5,085,199      5,085,199
  Federal Home Loan Mtg. Corporation
   matures  8/15/2005    6.70%                                            5,114,176      5,114,176
  Federal National Mortgage Association
   matures 11/25/2005    7.15%                                            2,081,284      2,081,284
  Federal National Mortgage Association Pool
   matures  8/25/2006    6.00%                                            4,681,238      4,681,238
  Student Loan Mortgage Association
   matures  8/1/2007     7.13%                                              673,644        673,644
  Federal National Mortgage Association Pool
   matures  7/1/2009     7.00%                                            7,966,780      7,966,780
  Federal Home Loan Mtg. Corporation
   matures 12/15/2018    6.00%                                            2,448,917      2,448,917
  Government National Mortgage Association Pool
   matures  5/15/2024    6.50%                                            8,606,532      8,606,532
  Federal National Mortgage Association Pool
   matures  9/1/2024     7.00%                                            1,013,552      1,013,552
                                                                        -----------    -----------

Total Commonwealth Life Insurance Company Contract                       56,049,543     56,049,543
                                                                        -----------    -----------

 Peoples Life Insurance Company
  No.  106873            6.30%
  GEBT Short-Term Investment Fund                                         1,585,926      1,585,926
  U. S. Treasury Note
   matures  2/15/97      4.75%                                            5,691,311      5,691,311
  Premier Auto Trust
   matures  5/2/98       6.45%                                              716,013        716,013
  Federal Home Loan Mtg. Corporation Remic
   matures 12/15/98      5.50%                                            2,259,788      2,259,788
  U. S. Treasury Note
   matures  2/28/99      5.50%                                            5,000,198      5,000,198
  American Express Master Trust
   matures  7/15/2001    5.38%                                            1,307,797      1,307,797
  Federal Home Loan Mtg. Corporation Pool
   matures 11/1/2001     8.00%                                              600,817        600,817
  Federal Home Loan Mtg. Corporation Remic
   matures  1/15/2002    4.75%                                            2,264,465      2,264,465
  U. S. Treasury Note
   matures  8/15/2003    5.75%                                            4,754,519      4,754,519

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

       COLUMN A                                           COLUMN B        COLUMN C      COLUMN D
       ---------                                       ---------------  ------------  ------------
                                                         FACE AMOUNT        COST
                                                          OR NUMBER       BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE                      OF SHARES/UNITS  INVESTMENTS    FAIR VALUE
- ---------------------------------                      ---------------  ------------  ------------
Financial Institution Pools (continued)

Peoples Life Insurance Company (continued)
  Standard Credit Card Master Trust
   matures   11/7/2003     8.25%                                         $  707,098     $  707,098
  U. S. Treasury Note
   matures    2/15/2004    5.88%                                          5,303,212      5,303,212
  Federal National Mortgage Association Pool
   matures   11/1/2005    10.5%                                           2,344,515      2,344,515
  Federal Home Loan Mtg. Corporation
   matures    2/15/2007    4.25%                                          5,098,732      5,098,732
  Federal Home Loan Mtg. Corporation Pool
   matures    5/1/2009     6.00%                                          2,723,201      2,723,201
  Federal Home Loan Mtg. Corporation Pool
   matures    6/1/2009     6.50%                                          3,762,602      3,762,602
  Federal National Mortgage Association Pool
   matures    7/1/2009     6.00%                                          1,541,756      1,541,756
  Federal National Mortgage Association Pool
   matures    7/1/2009     7.00%                                          1,569,144      1,569,144
  Federal Home Loan Mtg. Corporation
   matures    12/15/2010   5.25%                                          1,140,888      1,140,888
  Federal National Mortgage Association
   matures    3/25/2012    5.00%                                          1,643,122      1,643,122
  Federal Home Loan Mtg. Corporation Remic
   matures    1/15/2014    5.75%                                          1,654,250      1,654,250
  Federal Home Loan Mtg. Corporation
   matures    1/15/2014    5.25%                                          4,963,834      4,963,834
  Government National Mortgage Association
   matures    9/15/2019    9.00%                                            104,348        104,348
  Federal National Mortgage Association
   matures    12/15/2019   6.00%                                            517,066        517,066
  Government National Mortgage Association
   matures    12/15/2019   9.00%                                          1,020,639      1,020,639
  Government National Mortgage Association
   matures    1/15/2020    9.00%                                            301,399        301,399
  Government National Mortgage Association
   matures    6/15/2020    9.00%                                            523,575        523,575
  Government National Mortgage Association
   matures    9/15/2020    9.00%                                          2,606,244      2,606,244
  Government National Mortgage Association
   matures    10/20/2021   9.50%                                          1,868,436      1,868,436
  Government National Mortgage Association
   matures    8/15/2022    9.00%                                          1,503,327      1,503,327
  Government National Mortgage Association
   matures    5/15/2024    6.50%                                          2,660,344      2,660,344

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

       COLUMN A                                           COLUMN B        COLUMN C      COLUMN D
       ---------                                       ---------------  ------------  ------------
                                                         FACE AMOUNT        COST
                                                          OR NUMBER       BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE                      OF SHARES/UNITS  INVESTMENTS    FAIR VALUE
- ---------------------------------                      ---------------  ------------  ------------
Financial Institution Pools (continued)

Peoples Life Insurance Company (continued)
  Government National Mortgage Association
   matures  1/15/2025    9.00%                                          $    143,441  $    143,441
                                                                        ------------  ------------

Total Peoples Life Insurance Company Contract                             67,882,007    67,882,007
                                                                        ------------  ------------

   TOTAL POOLS                                                           217,544,811   217,544,811
                                                                        ------------  ------------

   TOTAL INVESTMENT CONTRACTS                                            748,032,147   748,032,147
                                                                        ------------  ------------

SHORT-TERM INVESTMENTS  --  3.72%

GEBT Short-Term Investment Fund                           65,639,936      65,639,936    65,639,936

GEBT Stable Value Government Fund                          4,878,264       4,878,264     4,878,264
                                                                        ------------  ------------

   TOTAL SHORT-TERM INVESTMENTS                                           70,518,200    70,518,200
                                                                        ------------  ------------

   TOTAL INTEREST INCOME FUND                                            818,550,347   818,550,347
                                                                        ------------  ------------

GOVERNMENT SECURITIES FUND  --  0.67%

GOVERNMENT SECURITIES  --  0.49%

  United States Treasury Note,
   4.125%   due 5/31/95                                    6,000,000       5,986,094     5,944,680
  United States Treasury Note,
   4.125%   due 6/30/95                                    1,500,000       1,507,031     1,482,420
  United States Treasury Note,
   4.00%    due 1/31/96                                      500,000         497,539       482,735
  United States Treasury Note,
   6.00%    due 6/30/96                                    1,500,000       1,495,273     1,467,660
                                                                        ------------  ------------

   TOTAL GOVERNMENT SECURITIES                                             9,485,937     9,377,495
                                                                        ------------  ------------

FEDERAL AGENCY OBLIGATIONS  --  0.08%

 Student Loan Marketing Association
  Medium Term Note SER97 BB
  8.29%     due 12/22/97                                   1,500,000       1,500,000     1,499,394
                                                                        ------------  ------------

   TOTAL FEDERAL AGENCY OBLIGATIONS                                        1,500,000     1,499,394
                                                                        ------------  ------------

   TOTAL SECURITIES                                                       10,985,937    10,876,889
                                                                        ------------  ------------

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994


       COLUMN A                                           COLUMN B         COLUMN C     COLUMN D
       --------                                        ---------------  ------------  --------------
                                                         FACE AMOUNT         COST
                                                          OR NUMBER        BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE                      OF SHARES/UNITS   INVESTMENTS    FAIR VALUE
- ---------------------------------                      ---------------  ------------  --------------
SHORT-TERM INVESTMENTS  --  0.10%

BT Pyramid Government Securities Cash Fund                1,919,760   $    1,919,760  $    1,919,760
                                                                      --------------  --------------

     TOTAL GOVERNMENT SECURITIES FUND                                     12,905,697      12,796,649
                                                                      --------------  --------------

GOVERNMENT SECURITIES FUND (GF)  --  0.05%

GOVERNMENT SECURITIES  --  0.02%

  United States Treasury Bill,
  due 6/1/95                                                500,000          484,703         484,703
                                                                      --------------  --------------

SHORT-TERM INVESTMENTS  --  0.03%

BT Pyramid Government Securities Cash Fund                  511,401          511,401         511,401
                                                                      --------------  --------------

   TOTAL SHORT-TERM INVESTMENTS                                              996,104         996,104
                                                                      --------------  --------------

     TOTAL GOVERNMENT SECURITIES FUND (GF)                                   996,104         996,104
                                                                      --------------  --------------

FREIHOFER EQUITABLE
 CAPITAL MANAGEMENT FUND  --  0.67%

Equitable Capital Management
  Corporation Combined
  Equity Account                                                365        6,062,740      12,698,331
                                                                      --------------  --------------

TOTAL FREIHOFER EQUITABLE
 CAPITAL MANAGEMENT FUND                                                   6,062,740      12,698,331
                                                                      --------------  --------------

PARTICIPANTS' LOAN ACCOUNT  --  1.93%

Participants' Loans                                      36,592,584       36,592,584      36,592,584
                                                                      --------------  --------------

     TOTAL INVESTMENTS                                                $1,638,476,815  $1,896,719,014
                                                                      ==============  ==============